UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 24, 2013

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated October 24, 2013 entitled:

“NXP Semiconductors Reports Third Quarter 2013 Results”.

Exhibits

1.	Press release dated October 241, 2013 entitled: “NXP Semiconductors Reports Third Quarter 2013 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 24th day of October 2013.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

Exhibit 1

NXP Semiconductors Reports Third Quarter 2013 Results

Q3 2013
Revenue	$1,249 million
GAAP Gross margin	45.6%
GAAP Operating margin	13.5%
GAAP Diluted earnings per share	$0.60

Non-GAAP Gross margin	46.8%
Non-GAAP Operating margin	22.8%
Non-GAAP Diluted earnings per share	$0.85

•	Trailing twelve month adjusted EBITDA $1,279 million

•	Net debt reduced $124 million year-on-year to $2,756 million

•	Record quarterly non-GAAP free cash flow of $244 million, 20% of revenue

Eindhoven, The Netherlands, October 24, 2013 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the third quarter of 2013, ended September 29, 2013, and provided guidance for the fourth quarter 2013.

“Our revenue results for the third quarter of 2013 came in essentially in-line with the mid-point of our guidance, as NXP delivered Product revenue of $1,213 million, approximately a five percent sequential increase, and an eight percent increase from the comparable prior year period. Total NXP revenue in the third quarter was $1,249 million, a five percent sequential increase, and nearly a seven percent increase from the comparable year ago period,” said Richard Clemmer, NXP Chief Executive Officer.

“Our revenue performance during the quarter reflected record revenue across nearly all of our HPMS end-markets as segment growth achieved nearly 15% year-on-year growth. We experienced particularly strong growth in our Infrastructure & Industrial and our Portable & Computing businesses, a result of new design wins ramping into production. Our Automotive business delivered good sequential growth due to better than seasonal demand, combined record sales of our entertainment and keyless-entry products, along with strong sequential growth of in-vehicle networking products. Our Identification business delivered in-line performance, as we experienced the anticipated pause in banking and mobile transaction programs, offset by good demand for our secure identification products. The revenue performance of the Standard products segment was slightly below our expectations as a result of weaker than expected demand in mobile for both the Logic and Discrete businesses.

“From an earnings perspective, we exceeded guidance due to a combination of significantly improved sequential gross margin within our Standard Products segment, better HPMS gross margin, and good overall operating expense control. We are pleased to see the operational challenges in our Standard Products segment resolved, and the group making good progress toward our long-term model. Taken together, our above market growth and improving margin performance resulted in 20 percent non-GAAP free cash flow margin during the quarter, a new record for NXP. Our strategy of providing unique and differentiated product solutions continues to resonate with our customers, and should result in continued long-term growth in excess of the overall end market,” said Clemmer.

Summary of Third Quarter 2013 Results ($ millions, except EPS, unaudited)

	Q3 2013	Q2 2013	Q3 2012	Q—Q	Y—Y
Product Revenue	$1,213	$1,159	$1,120	5%	8%
Manufacturing Operations	$36	$29	$49	24%	-27%
Corporate & Other	$—	$—	$1	NM	NM

Total Revenue	$1,249	$1,188	$1,170	5%	7%
GAAP Gross Profit	$570	$535	$536	7%	6%
Gross Profit Adjustments (1)	$(15)	$(5)	$(7)
Non-GAAP Gross Profit	$585	$540	$543	8%	8%
GAAP Gross Margin	46%	45%	46%
Non-GAAP Gross Margin	47%	46%	46%
GAAP Operating Income	$168	$170	$168	-1%	0%
Operating Income Adjustments (1)	(117)	(86)	(76)
Non-GAAP Operating Income	$285	$256	$244	11%	17%
GAAP Operating Margin	13%	14%	14%
Non-GAAP Operating Margin	23%	22%	21%
GAAP Net Income / (Loss)	$155	$111	$115	40%	35%
Net Income Adjustments (1)	(64)	(71)	(39)
Non-GAAP Net Income / (Loss)	$219	$182	$154	20%	42%
GAAP EPS	$0.60	$0.43	$0.45	40%	33%
EPS Adjustments (1)	$(0.25)	$(0.28)	$(0.16)
Non-GAAP EPS	$0.85	$0.71	$0.61	20%	39%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 3 of this release.

Supplemental Information ($ millions, unaudited)

	Q3 2013	Q2 2013	Q3 2012	Percent Q3 Total	Q—Q	Y—Y
Automotive	$261	$253	$239	21%	3%	9%
Identification	$329	$339	$275	26%	-3%	20%
Infrastructure & Industrial	$202	$180	$171	16%	12%	18%
Portable & Computing	$130	$106	$119	10%	23%	9%

High Performance Mixed Signal (HPMS)	$922	$878	$804	74%	5%	15%
Standard Products (STDP)	$291	$281	$316	23%	4%	-8%

Product Revenue	$1,213	$1,159	$1,120	97%	5%	8%
Manufacturing Operations	$36	$29	$49	3%	24%	-27%
Corporate & Other	$—	$—	$1	0%	NM	NM

Total Revenue	$1,249	$1,188	$1,170	100%	5%	7%

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Additional and Subsequent Information for the Third Quarter of 2013:

•	On September 24, 2013, NXP issued senior unsecured notes in the aggregate principal amount of $500 million, due September 2016, with a coupon of 3.5%. As of October 15, 2013 NXP has used the net proceeds of the offering to repay its outstanding $422 million of U.S. dollar-denominated 9.75% senior secured notes due August 2018.

•	Total gross debt at the end of the third quarter of 2013 was $3,697 million, a $316 million increase from the prior quarter as a result of timing between the issuance of the new 2016 senior unsecured notes, and the subsequent repayment of the $422 million 9.75% senior secured notes. Cash at the end of the third quarter of 2013 was $941 million, resulting in a net-debt position of $2,756 million, a $56 million reduction from the prior quarter.

•	Net cash interest paid in the third quarter of 2013 was $51 million.

•	NXP repurchased approximately 4.3 million shares in the third quarter of 2013 for a total cost of approximately $159 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported third quarter 2013 operating income of $44 million, EBITDA of $56 million and a closing cash balance of $291 million. During the third quarter SSMC paid a dividend of $120 million, of which $47 million was paid to TSMC

•	Utilization in NXP wafer fabs averaged 90 percent in the third quarter of 2013 compared to 91 percent in the year ago period and 90 percent in the prior quarter.

Guidance for the Fourth Quarter 2013: ($ millions, except share count and EPS) (1)

	Guidance Range
	Low	Mid	High
Product Revenue	$1,189	$1,231	$1,256
Q-Q	-2%	1%	4%
Mfg. & Other Revenue	$34	$34	$34

Total Revenue	$1,223	$1,265	$1,290
Q-Q	-2%	1%	3%
Non-GAAP Gross Profit	$594	$624	$645
Non-GAAP Gross Margin	49%	49%	50%
Non-GAAP Operating Income	$288	$312	$332
Non-GAAP Operating Margin	24%	25%	26%
Interest Expense	$40	$40	$40
Cash Taxes	$13	$13	$13
Non-controlling Interest	$17	$17	$17

Non-GAAP Net Income	$218	$242	$262
Ave. Diluted Shares	256	256	256
Non—GAAP EPS	$0.85	$0.95	$1.02

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Stock based compensation,” (xii) “Other incidental items,” (xiii) “non-GAAP Financial Income (expense),” (xiv) “non-GAAP Results relating to equity-accounted investees,” (xv) “non-GAAP Cash tax (expense),” (xvi) “non-GAAP EPS,” (xvii) “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA,” (xviii) “net debt” and (xix) “non-GAAP free cash flow.”

In this release, references to:

•	“non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income (loss),” and “non-GAAP net income/ (loss)” are to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs and certain other incidental items. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Stock based compensation” consists of incentive expense granted to eligible employees in the form of equity based instruments. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” are to our non-GAAP gross profit or our non-GAAP operating income as a percentage of our sales, respectively;

•	“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due foreign exchange changes on our Euro-denominated debt, gains or losses due to the extinguishment of long-term debt and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” is the difference between our GAAP tax provision and the cash taxes paid during the period;

•	“non-GAAP EPS” attributable to stockholders are to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•	“EBITDA” are to NXP’s earnings before interest, taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” are to EBITDA after adjustments for “restructuring costs,” “other incidental items” and results related to equity accounted investees.

•	“trailing 12 month adjusted EBITDA” are to adjusted EBITDA for the last 12 months; and

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet.

•	“non-GAAP free cash flow” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as reflected on the cash flow statement

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs,” “stock based compensation,” “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on October 24, 2013 at 8:00 a.m. U.S. Eastern Daylight Time (2:00 p.m. Central European Central Time) to discuss its third quarter 2013 financial results and provide an outlook for the fourth quarter of 2013.

Interested parties may join the conference call by dialing 1 - 800 - 688 - 0836 (within the U.S.) or 1 - 617 - 614 - 4072 (outside the U.S.). The participant pass-code is 33604871. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $4.36 billion in 2012. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+31 619 303 857

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	Sept. 29, 2013	June 30, 2013	Sept. 30, 2012
Revenue	$1,249	$1,188	$1,170
Cost of revenue	(679)	(653)	(634)

Gross profit	570	535	536
Research and development	(163)	(155)	(153)
Selling, general and administrative	(239)	(211)	(236)

Total operating expenses	(402)	(366)	(389)
Other income (expense)	—	1	21

Operating income (loss)	168	170	168
Financial income (expense):
Interest income (expense)—net	(44)	(47)	(65)
Foreign exchange gain (loss)	52	32	48
Gain (loss) on extinguishment of long term debt	—	(23)	(11)
Other financial expense	(5)	(8)	(5)

Income (loss) before taxes	171	124	135
Benefit (provision) for income taxes	(1)	2	(6)
Results relating to equity-accounted investees	2	3	2

Income (loss) from continuing operations	172	129	131
Income (loss) on discontinued operations, net of tax	—	—	—

Net income (loss)	172	129	131
Net (income) loss attributable to non-controlling interests	(17)	(18)	(16)

Net income (loss) attributable to stockholders	155	111	115
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $	$0.62	$0.44	$0.46
Diluted earnings per common share in $	$0.60	$0.43	$0.45
Weighted average number of shares of common stock (in thousands):
Basic	248,794	249,449	247,498
Diluted	256,777	255,265	253,060

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	Sept. 29, 2013	June 30, 2013	Sept. 30, 2012
Current assets:
Cash and cash equivalents	$941	$569	$702
Accounts receivable – net	530	495	470
Other receivables	52	49	15
Assets held for sale	9	10	8
Inventories	754	742	671
Other current assets	127	132	105

Total current assets	2,413	1,997	1,971
Non-current assets:
Investments in equity-accounted investees	50	47	42
Other non-current assets	139	128	144
Property, plant and equipment	1,032	1,030	1,086
Identified intangible assets	792	841	1,017
Goodwill	2,318	2,253	2,241

Total non-current assets	4,331	4,299	4,530
Total assets	6,744	6,296	6,501
Current liabilities:
Accounts payable	545	521	549
Liabilities held for sale	—	—	3
Accrued liabilities	595	610	513
Short-term debt	465	50	244

Total current liabilities	1,605	1,181	1,309
Non-current liabilities:
Long-term debt	3,232	3,331	3,338
Other non-current liabilities	469	451	450

Total non-current liabilities	3,701	3,782	3,788
Non-controlling interests	236	219	217
Stockholders’ equity	1,202	1,114	1,187

Total equity	1,438	1,333	1,404
Total liabilities and equity	6,744	6,296	6,501

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	Sept. 29, 2013	June 30, 2013	Sept. 30, 2012
Cash Flows from operating activities
Net income (loss)	$172	$129	$131
Adjustments to reconcile net income (loss):
Depreciation and amortization	137	132	128
Stock-based compensation	20	20	12
Net (gain) loss on sale of assets	—	(1)	(19)
(Gain) loss on extinguishment of debt	—	23	11
Results relating to equity accounted investees	(2)	(3)	(2)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(20)	(26)	(8)
(Increase) decrease in inventories	(5)	(10)	(20)
Increase (decrease) in trade payables	17	6	19
(Increase) decrease in other receivables	3	(4)	3
Increase (decrease) in other payables	29	(78)	(22)
Changes in deferred taxes	—	1	—
Exchange differences	(52)	(32)	(48)
Other items	(1)	3	7

Net cash provided by (used for) operating activities	298	160	192
Cash flows from investing activities:
Purchase of identified intangible assets	(10)	(11)	(7)
Capital expenditures on property, plant and equipment	(54)	(49)	(92)
Proceeds from disposals of property, plant and equipment	—	3	—
Proceeds from sale of interests in businesses	—	—	27
Purchase of interests in businesses	(1)	—	—
Proceeds from return of equity investment	—	1	—
Other	(1)	—	1

Net cash (used for) provided by investing activities	(66)	(56)	(71)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(7)	(1)	4
Repayments under the revolving credit facility	(175)	(155)	(200)
Amounts drawn under the revolving credit facility	—	200	—
Repurchase of long-term debt	—	(874)	(59)
Principal payments on long-term debt	(2)	(5)	(5)
Net proceeds from the issuance of long-term debt	495	742	—
Dividends paid to non-controlling interests	(47)	—	(1)
Cash proceeds from exercise of stock options	29	10	6
Purchase of treasury shares	(159)	(48)	(3)

Net cash provided by (used for) financing activities	134	(131)	(258)
Net cash provided by (used for) continuing operations	366	(27)	(137)
Effect of changes in exchange rates on cash positions	6	1	2

Increase (decrease) in cash and cash equivalents	372	(26)	(135)
Cash and cash equivalents at beginning of period	569	595	837

Cash and cash equivalents at end of period	941	569	702

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	Sept. 29, 2013	June 30, 2013	Sept. 30, 2012
High Performance Mixed Signal (HPMS)	922	878	804
Standard Products	291	281	316

Product Revenue	1,213	1,159	1,120
Manufacturing Operations	36	29	49
Corporate and Other	—	—	1

Total Revenue	$1,249	$1,188	$1,170

HPMS Revenue	$922	$878	$804
Percent of Total Revenue	73.8%	73.9%	68.7%
HPMS segment GAAP gross profit	493	472	433
PPA effects	—	—	(1)
Restructuring	(4)	3	—
Stock based compensation	(1)	(2)	(1)
Other incidentals	(1)	(1)	(1)
Other adjustments	—	—	—

HPMS segment non-GAAP gross profit	$499	$472	$436

HPMS segment GAAP gross margin	53.5%	53.8%	53.9%
HPMS segment non-GAAP gross margin	54.1%	53.8%	54.2%
HPMS segment GAAP operating profit	184	178	157
PPA effects	(46)	(45)	(45)
Restructuring	(4)	3	1
Stock based compensation	(16)	(16)	(9)
Other incidentals	(1)	(2)	16
Other adjustments	—	—	—

HPMS segment non-GAAP operating profit	$251	$238	$194

HPMS segment GAAP operating margin	20.0%	20.3%	19.5%
HPMS segment non-GAAP operating margin	27.2%	27.1%	24.1%
Standard Products Revenue	$291	$281	$316
Percent of Total Revenue	23.3%	23.7%	27.0%
Standard Products segment GAAP gross profit	81	68	107
PPA effects	—	—	(1)
Restructuring	(2)	5	1
Stock based compensation	—	(1)	—
Other incidentals	(2)	(3)	—

Standard Products segment non-GAAP gross profit	$85	$67	$107

Standard Products segment GAAP gross margin	27.8%	24.2%	33.9%
Standard Products segment non-GAAP gross margin	29.2%	23.8%	33.9%
Standard Products segment GAAP operating profit	21	9	43
PPA effects	(14)	(15)	(15)
Restructuring	(2)	5	—
Stock based compensation	(4)	(4)	(2)
Other incidentals	(2)	(3)	2

Standard Products segment non-GAAP operating profit	$43	$26	$58

Standard Products segment GAAP operating margin	7.2%	3.2%	13.6%
Standard Products segment non-GAAP operating margin	14.8%	9.3%	18.4%

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited) (con’t)

($ in millions)	Three Months Ended
	Sept. 29, 2013	June 30, 2013	Sept. 30, 2012
Manufacturing Operations Revenue	$36	$29	$49
Percent of Total Revenue	2.9%	2.4%	4.2%
Manufacturing Operations segment GAAP gross profit	(4)	(6)	(2)
PPA effects	(2)	(3)	(2)
Restructuring	(1)	(2)	(1)
Stock based compensation	—	—	—
Other incidentals	(2)	(1)	(1)

Manufacturing Operations segment non-GAAP gross profit	$1	$—	$2

Manufacturing Operations segment GAAP gross margin	-11.1%	-20.7%	-4.1%
Manufacturing Operations segment non-GAAP gross margin	2.8%	0.0%	4.1%
Manufacturing Operations segment GAAP operating profit	(9)	(10)	(6)
PPA effects	(6)	(6)	(5)
Restructuring	(1)	(2)	(1)
Stock based compensation	—	—	—
Other incidentals	(2)	(1)	(2)

Manufacturing Operations segment non-GAAP operating profit	$—	$(1)	$2

Manufacturing Operations segment GAAP operating margin	-25.0%	-34.5%	-12.2%
Manufacturing Operations segment non-GAAP operating margin	0.0%	-3.4%	4.1%
Corporate and Other Revenue	$—	$—	$1
Percent of Total Revenue	0.0%	0.0%	0.1%
Corporate and Other segment GAAP gross profit	—	1	(2)
PPA effects	—	—	—
Restructuring	—	—	—
Stock based compensation	—	—	—
Other incidentals	—	—	—

Corporate and Other segment non-GAAP gross profit	$—	$1	$(2)

Corporate and Other segment GAAP gross margin	NM	NM	NM
Corporate and Other segment non-GAAP gross margin	NM	NM	NM
Corporate and Other segment GAAP operating profit	(28)	(7)	(26)
PPA effects	—	—	—
Restructuring	(16)	4	(4)
Stock based compensation	—	—	(1)
Other incidentals	(3)	(4)	(11)

Corporate and Other segment non-GAAP operating profit	$(9)	$(7)	$(10)

Corporate and Other segment GAAP operating margin	NM	NM	NM
Corporate and Other segment non-GAAP operating margin	NM	NM	NM

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	Sept. 29, 2013		June 30, 2013	Sept. 30, 2012
Revenue	$1,249		$1,188	$1,170
GAAP Gross profit	$570		$535	$536
PPA effects	(2)		(3)	(4)
Restructuring	(7)		6	—
Stock Based Compensation	(1)		(3)	(1)
Other incidentals	(5)		(5)	(2)
Other adjustments	—		—	—

Non-GAAP Gross profit	$585		$540	$543

GAAP Gross margin	45.6%		45.0%	45.8%
Non-GAAP Gross margin	46.8%		45.5%	46.4%
GAAP Research and development	$(163)		$(155)	$(153)
PPA effects	—		—	—
Restructuring	—		—	—
Stock based compensation	(3)		(2)	(1)
Other incidentals	—		(1)	(3)

Non-GAAP Research and development	$(160)		$(152)	$(149)

GAAP Selling, general and administrative	$(239)		$(211)	$(236)
PPA effects	(64)		(63)	(61)
Restructuring	(16)		4	(4)
Stock based compensation	(16)		(15)	(10)
Other incidentals	(3)		(4)	(10)

Non-GAAP Selling, general and administrative	$(140)		$(133)	$(151)

GAAP Other income (expense)	$—		$1	$21
PPA effects	—		—	—
Restructuring	—		—	—
Other incidentals	—		—	20

Non-GAAP Other income (expense)	$—		$1	$1

GAAP Operating income (loss)	$168		$170	$168
PPA effects	(66)		(66)	(65)
Restructuring	(23)		10	(4)
Stock based compensation	(20)		(20)	(12)
Other incidentals	(8)		(10)	5
Other adjustments	—		—	—

Non-GAAP Operating income (loss)	$285		$256	$244

GAAP Operating margin	13.5%		14.3%	14.4%
Non-GAAP Operating margin	22.8%		21.5%	20.9%
GAAP Financial income (expense)	$3		$(46)	$(33)
Foreign exchange gain (loss) on debt	52		32	48
Gain (loss) on extinguishment of long term debt	—		(23)	(11)
Other financial expense	(5)		(8)	(5)

Non-GAAP Financial income (expense)	$(44)		$(47)	$(65)

GAAP Income tax benefit (provision)	$(1)		$2	$(6)
Other adjustments	4		11	3

Non-GAAP Cash tax (expense)	$(5)		$(9)	$(9)

GAAP Results relating to equity-accounted investees	$2		$3	$2
Other adjustments	2		3	2

Non-GAAP Results relating to equity-accounted investees	$—		$—	$—

GAAP Income (loss) from continuing operations	$172		$129	$131
PPA effects	(66)		(66)	(65)
Restructuring	(23)		10	(4)
Stock based compensation	(20)		(20)	(12)
Other incidentals	(8)		(10)	5
Other adjustments	53	1)	15	37

Non-GAAP Income (loss) from continuing operations	$236		$200	$170

GAAP Net income (loss) attributable to stockholders	$155		$111	$115
PPA effects	(66)		(66)	(65)
Restructuring	(23)		10	(4)
Stock based compensation	(20)		(20)	(12)
Other incidentals	(8)		(10)	5
Other adjustments	53		15	37

Non-GAAP Net income (loss) attributable to stockholders	$219		$182	$154

GAAP Weighted average shares - diluted	256,777		255,265	253,060
Non-GAAP Adjustment	—		—	—

Non-GAAP Weighted average shares - diluted	256,777		255,265	253,060

GAAP Diluted net income (loss) attributable to stockholders per share	$0.60		$0.43	$0.45
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$0.85		$0.71	$0.61

1)	Includes: During 3Q13: Foreign exchange gain on debt: $52 million; Other financial expense: ($5) million; Results relating to equity-accounted investees: $ 2 million; and difference between book and cash income taxes: $4 million.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended
	Sept. 29, 2013	June 30, 2013	Sept. 30, 2012
Net Income	$172	$129	$131
Reconciling items to EBITDA
Financial (income) expense	(3)	46	33
(Benefit) provision for income taxes	1	(2)	6
Depreciation	63	61	59
Amortization	74	71	69

EBITDA	$307	$305	$298

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(2)	(3)	(2)
Restructuring 1)	17	(11)	3
Stock based compensation	20	20	12
Other incidental items 1)	8	9	(5)
Other adjustments	—	—	—

Adjusted EBITDA	$350	$320	$306

Trailing twelve month adjusted EBITDA	$1,279	$1,235	$1,030
1) Excluding depreciation property, plant and equipment and amortization software related to:

Restructuring	6	1	1
Other incidental items	—	1	—

($ in millions)	Three Months Ended
	Sept. 29, 2013	June 30, 2013	Sept. 30, 2012
Net cash provided by (used for) operating activities	$298	$160	$192

Net capital expenditures on property, plant and equipment	(54)	(46)	(92)

Non-GAAP free cash flow	$244	$114	$100
Non-GAAP free cash flow as a percent of Revenue	20%	10%	9%